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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*

                           Crown Media Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228411104
             -------------------------------------------------------
                                 (CUSIP Number)

                                   May 3, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      | | Rule 13d-1(b)

      | | Rule 13d-1(c)

      |X| Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)                  Page 1 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104
------                                                                 ---------


--------------------------------------------------------------------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, L.L.C.)

        13-337-6808

-------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) ...................................................................

        (b) ...................................................................

-------------------------------------------------------------------------------
    3.  SEC Use Only
-------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization         Delaware
-------------------------------------------------------------------------------
  Number of Shares      5. Sole Voting Power         0
  Beneficially Owned    --------------------------------------------------------
  by Each Reporting     6. Shared Voting Power
  Person With:          --------------------------------------------------------
                        7. Sole Dispositive Power    0
-------------------------------------------------------------------------------
    8.  Shared Dispositive Power
-------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person          0
-------------------------------------------------------------------------------
    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
    11. Percent of Class Represented by Amount in Row (9)     0%
--------------------------------------------------------------------------------
    12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

SEC 1745 (3-98)                  Page 2 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104
------                                                                 ---------


PRELIMINARY NOTE: This Schedule 13G has been amended to report that the reporting person does not beneficially own any of the Issuer's Securities. The information in the original Schedule 13D reflected the beneficial ownership of the Issuer's Securities held by J.P. Morgan Partners (BHCA), L.P., an affiliate of the reporting person.

ITEM 1.

         (a)   NAME OF ISSUER:

               Crown Media Holdings, Inc.

         (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               6430 S. Fiddlers Green Circle
               Suite 500
               Englewood, CO  80111

ITEM 2.

         (a)   NAME OF PERSON FILING:

               J.P. Morgan Partners (SBIC), LLC

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

         (c)   CITIZENSHIP:

               Delaware

         (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock

         (e)   CUSIP NUMBER:
               228411104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4. OWNERSHIP

         (a)   AMOUNT BENEFICIALLY OWNED:

               0


SEC 1745 (3-98)                  Page 3 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104
------                                                                 ---------

         (b)   PERCENT OF CLASS:

                           0.%

         (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)     0
               (ii)    Not applicable.
               (iii)   0
               (iv)    Not applicable.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10. CERTIFICATION

               Not applicable


SEC 1745 (3-98)                  Page 4 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104
------                                                                 ---------



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2001

                                         J.P. MORGAN PARTNERS (SBIC), L.C.




                                         By:  /s/ Jeffrey C. Walker
                                             -----------------------------------
                                             Name:   Jeffrey C. Walker
                                             Title:  President





SEC 1745 (3-98)                  Page 5 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104
------                                                                 ---------


                                  EXHIBIT 2(a)

                  This statement is being filed by J.P. Morgan (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund", whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.




SEC 1745 (3-98)                  Page 6 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104
------                                                                 ---------


                                                                      SCHEDULE A
                                                                      ----------

                        J.P. MORGAN PARTNERS (SBIC), L.C.
                        ---------------------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------

President                                       Jeffrey C. Walker*
Executive Vice President                        Mitchell J. Blutt, M.D.*
Executive Vice President                        Arnold L. Chavkin*
Executive Vice President                        John M.B. O'Connor*
Managing Director                               John R. Baron*
Managing Director                               Christopher C. Behrens*
Managing Director                               David S. Britts*
Managing Director                               Rodney A. Ferguson*
Managing Director                               David Gilbert*
Managing Director                               Evan Graf*
Managing Director                               Eric A. Green*
Managing Director                               Michael R. Hannon*
Managing Director                               Donald J. Hofmann, Jr.*
Managing Director                               W. Brett Ingersoll*
Managing Director                               Alfredo Irigoin*
Managing Director                               Andrew Kahn*
Managing Director                               Jonathan R. Lynch*
Managing Director                               Jonathan Meggs*
Managing Director                               Thomas G. Mendell*
Managing Director                               Stephen P. Murray*
Managing Director                               Joao Neiva de Figueiredo, Ph.D.*
Managing Director                               Timothy Purcell*
Managing Director                               Thomas Quinn*
Managing Director                               Peter Reilly*
Managing Director                               Robert R. Ruggiero, Jr.*
Managing Director                               Susan L. Segal*
Managing Director                               Kelly Shackelford*
Managing Director                               Shahan D. Soghikian*
Managing Director                               Georg Stratenwerth*
Managing Director                               Lindsay Stuart*
Managing Director                               Patrick J. Sullivan*
Managing Director                               Charles R. Walker*
Managing Director                               Timothy J. Walsh*
Managing Director                               Richard D. Waters, Jr.*
Managing Director                               Damion E. Wicker, M.D.*
Managing Director                               Eric R. Wilkinson*
Senior Vice President                           Marcia Bateson*
Vice President and Treasurer                    Elisa R. Stein*
 Secretary                                      Anthony J. Horan**
Assistant Secretary                             Robert C. Caroll**
Assistant Secretary                             Denise G. Connors**

-----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.
* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                  Page 7 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104
------                                                                 ---------


                                  DIRECTORS(1)
                                  ------------

                               Jeffrey C. Walker*













-------------
1 Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.
* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.



SEC 1745 (3-98)                  Page 8 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104
------                                                                 ---------

                                                                      SCHEDULE B
                                                                      ----------

                               JPMP CAPITAL CORP.
                               ------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------

Chief Executive Officer                       William B. Harris**
President                                     Jeffrey C. Walker*
Executive Vice President                      Mitchell J. Blutt, M.D.*
Executive Vice President                      Arnold L. Chavkin*
Executive Vice President                      John M.B. O'Connor*
Managing Director                             John R. Baron*
Managing Director                             Christopher C. Behrens*
Managing Director                             David S. Britts*
Managing Director                             Rodney A. Ferguson*
Managing Director                             David Gilbert*
Managing Director                             Evan Graf*
Managing Director                             Eric A. Green*
Managing Director                             Michael R. Hannon*
Managing Director                             Donald J. Hofmann, Jr.*
Managing Director                             Alfredo Irigoin*
Managing Director                             W. Brett Ingersoll*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Jonathan Meggs*
Managing Director                             Thomas G. Mendell*
Managing Director                             Stephen P. Murray*
Managing Director                             Joao Neiva de Figueiredo, Ph.D.*
Managing Director                             Timothy Purcell*
Managing Director                             Thomas Quinn*
Managing Director                             Peter Reilly*
Managing Director                             Robert R. Ruggiero, Jr.*
Managing Director                             Susan L. Segal*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Georg Stratenwerth*
Managing Director                             Lindsay Stuart*
Managing Director                             Patrick J. Sullivan*
Managing Director                             Kelly Shackelford*
Managing Director                             Charles R. Walker*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr.*
Managing Director                             Damion E. Wicker, M.D.*
Managing Director                             Eric R. Wilkinson*
Senior Vice President                         Marcia Bateson*
Vice President and Treasurer                  Elisa R. Stein*
Secretary                                     Anthony J. Horan**
Assistant Secretary                           Robert C. Carroll**
Assistant Secretary                           Denise G. Connors**


------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.
* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                  Page 9 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104
------                                                                 ---------

                                   DIRECTORS(1)
                                   ------------

                              William B. Harrison**
                               Jeffrey C. Walker*


















------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.
* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                  Page 10 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104
------                                                                 ---------


                                                                      SCHEDULE C
                                                                      ----------

                             J.P. MORGAN CHASE & CO.
                             -----------------------

                             EXECUTIVE OFFICERS(1)
                             ---------------------

Chairman of the Board                                   Douglas A. Warner, III*
President and Chief Executive Officer                   William B. Harrison Jr.*
Vice Chairman                                           Geoffrey T. Boisi*
Vice Chairman                                           David A. Coulter*
Managing Director                                       Ramon de Oliveira*
Director of Human Resources                             John J. Farrell*
Vice Chairman                                           Walter A. Gubert*
Managing Director                                       Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           James B. Lee Jr. *
General Counsel                                         William H. McDavid*
Vice Chairman                                           Marc J. Shapiro*
Managing Partner                                        Jeffrey C. Walker**


                                  DIRECTORS(1)
                                  ------------

                                      PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                 BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                     Chairman of the Board
                                      Chief Executive Officer
                                      Deere & Company
                                      One John Deere Place
                                      Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                     Chairman and Chief Executive Officer
                                      Bechtel Group, Inc.
                                      P.O. Box 193965
                                       San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                President and Chief Executive Officer
                                      The Hearst Corporation
                                      959 Eighth Avenue
                                      New York, New York  10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                  Chairman of the Board
                                      Honeywell International
                                      P.O. Box 3000
                                      Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

-----------
(1) Each of whom is a United States citizen .
* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o 270 Park Avenue, New York, New York 10017. Each executive officer is a United States citizen.
** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


SEC 1745 (3-98)                  Page 11 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104
------                                                                 ---------

                                      PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                 BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 M. Anthony Burns                     Chairman of the Board and
                                        Chief Executive Officer
                                      Ryder System, Inc.
                                      3600 N.W. 82nd Avenue
                                      Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                   Co-Chairman
                                      BP Amoco p.l.c.
                                      1111 Warrenville Road, Suite 25
                                      Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Furter                       President
                                      American Museum of Natural History
                                      Central Park West at 79th Street
                                      New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                 President and Chief Executive Officer
                                      The College Fund/UNCF
                                      9860 Willow Oaks Corporate Drive
                                      P.O. Box 10444
                                      Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.             President and Chief Executive Officer
                                      The Chase Manhattan Corporation
                                      270 Park Avenue, 8th Floor
                                      New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                     Of Counsel
                                      Skadden, Arps, Slate, Meagher & Flom LLP
                                      919 Third Avenue - Room 29-72
                                      New York, New York  10022
--------------------------------------------------------------------------------
 Lee R. Raymond                       Chairman of the Board and Chief
                                        Executive Officer
                                      Exxon Mobil Corporation
                                      5959 Las Colinas Boulevard
                                      Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                     Chairman, President and Chief
                                        Executive Officer
                                      American Home Products Corporation
                                      5 Giralda Farms
                                      Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                        Former Chairman of Board and Chief
                                        Executive Officer of Maytag
                                      13338 Lakeshore Drive
                                      Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III                Chairman of the Board
                                      J.P. Morgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman                  Professor of Business Administration and
                                        Public Policy
                                      The University of Michigan
                                      School of Public Policy
                                      411 Lorch Hall, 611 Tappan Street
                                      Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                  Page 12 of 12 pages